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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                   FUNCO, INC.
                            (Name of Subject Company)

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                                   FUNCO, INC.
                        (Name of Person Filing Statement)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

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                                    360762108
                      (CUSIP Number of Class of Securities)

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                                 DAVID R. POMIJE
                             10120 WEST 76TH STREET
                          EDEN PRAIRIE, MINNESOTA 55344
                                 (952) 946-8883
           (Name, Address and Telephone Number of Person Authorized to
   Receive Notice and Communications on Behalf of the Person Filing Statement)

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                                   COPIES TO:
                              PHILIP S. GARON, ESQ.
                               FAEGRE & BENSON LLP
                               2200 NORWEST CENTER
                             90 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 336-3000

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      [X] CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY COMMUNICATIONS
              MADE BEFORE THE COMMENCEMENT DATE OF A TENDER OFFER.

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                            [Funco, Inc. Letterhead]

FOR IMMEDIATE RELEASE

CONTACT:
Stanley A. Bodine
President
Funco, Inc.
612-946-8883

            FUNCO RECEIVES PURPORTED SHAREHOLDER CLASS ACTION LAWSUIT

MINNEAPOLIS, MN, May 2, 2000 - Funco, Inc. (Nasdaq: FNCO) today announced that David Van Essen, a shareholder of Funco, has commenced a purported shareholder class action lawsuit against Funco and the members of the Board of Directors of Funco. The lawsuit alleges that the defendants have breached their fiduciary duties by taking actions in connection with Funco's merger agreement with Electronics Boutique (the "EB Merger Agreement") that are designed to halt any other offers and to deter higher offers from other potential acquirors. The plaintiff seeks, among other things, to enjoin Funco from honoring the termination fee provisions of the EB Merger Agreement, to enjoin a merger with Electronics Boutique, to require the directors to negotiate in good faith with Babbage's, a unit of Barnes & Noble, and payment of costs and attorneys' fees incurred in the lawsuit.

The purported Van Essen shareholder class action lawsuit was filed by the same attorneys who had previously filed a purported shareholder class action lawsuit announced on April 13, 2000, on behalf of another plaintiff. On April 25, 2000, plaintiff's attorneys filed a notice of voluntary dismissal of that lawsuit. Prior to that notice, Funco and Electronics Boutique had amended the EB Merger Agreement to increase the acquisition price to $21 per share. The notice of dismissal stated that the relief sought in that lawsuit had become moot because of Funco's unwillingness to pursue a $17.50 transaction with Electronics Boutique.

On April 26, Funco announced that it had received a revised proposal for $24.75 per share from Barnes & Noble and on April 27, Funco announced that it had given Electronics Boutique the five business day notice required by the EB Merger Agreement and that Funco intended to enter into a merger agreement with Barnes & Noble at the increased acquisition price at the expiration of that period. During the five business day period, which expires on May 3, 2000, Electronics Boutique has the right to propose adjustments to the terms of the EB Merger Agreement. Despite the $24.75 per share proposal and the April 27 announcement, the Van Essen lawsuit was commenced.

Stan Bodine, President of Funco, stated: "Given the notice of voluntary dismissal of the first lawsuit and Funco's overall sale process, we do not understand the basis for the Van Essen lawsuit." Funco's Board of Directors denies the plaintiff's allegations and intends to defend the action vigorously.

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         Funco currently owns and operates 404 video game retail stores, that are predominantly located in strip malls throughout the United States, and also operates an e-commerce division, located at http://www.funcoland.com.

         THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF FUNCO, INC. AT THE TIME THE OFFER IS COMMENCED FUNCO, INC. WILL FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE OFFEROR WILL FILE A TENDER OFFER STATEMENT WITH THE COMMISSION. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF FUNCO, INC. AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE FOR FREE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.